UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	October 18, 2021	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock code: 00670)

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR SEPTEMBER 2021

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATIONS

In September 2021, the Company’s passenger transportation capacity (measured by available seat-kilometres) decreased by 18.28% year-on-year, among which, the passenger transportation capacity of its domestic and international routes decreased by 18.19% and 29.33% year-on-year, respectively, while the passenger transportation capacity of its regional routes increased by 80.07% year-on-year; passenger traffic volume (measured by revenue passenger-kilometres) decreased by 31.14% year-on-year, among which, the passenger traffic volume of its domestic and international routes decreased by 31.63% and 12.88% year-on- year, respectively, while the passenger traffic volume of its regional routes increased by 212.63% year-on-year; and passenger load factor decreased by 12.10 percentage points year- on-year to 64.79%, among which, the passenger load factor of its domestic routes decreased by 12.77 percentage points year-on-year, while the passenger load factor of its international and regional routes increased by 11.19 and 22.17 percentage points year-on-year, respectively.

In relation to freight transportation, the freight transportation business of the Company includes passenger aircraft cargo business under conventional circumstances (mainly passenger aircraft bellyhold space business) and passenger aircraft cargo business under unconventional circumstances (mainly “Passenger-to-Cargo Conversion” business), and such business is under exclusive operation by China Cargo Airlines Co., Ltd. In September 2021, freight traffic volume increased by 3.78% year-on-year.

In September 2021, the Company launched new domestic passenger transportation routes, which are Qionghai — Shenyang, Qionghai — Harbin, Shanghai — Urumchi — Tumushuke, and Shanghai — Huangguoshu.

II.	FLEET STRUCTURE

In September 2021, the Company introduced two A320NEO aircraft and one ARJ21 aircraft and did not retire any aircraft. As of the end of September 2021, the Company operated a total of 746 aircraft, including 278 self-owned aircraft, 268 aircraft under finance lease and 200 aircraft under operating lease.

Details of the fleet structure were as follows:

(Units)

No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total
	Wide-body passenger aircraft	44	47		96
1	B777 series	10	10	0	20
2	B787 series	3	7	0	10
3	A350 series	1	9	0	10
4	A330 series	30	21	5	56

	Narrow-body passenger aircraft	232	216	195	643
5	A320 series	130	143	80	353
6	B737 series	102	73	115	290

	Regional aircraft	2	5	0	7
7	ARJ series	2	5	0	7

	Total	278	268	200	746

Note:	The eight business aircraft of the Company were not included in the above fleet structure.

III.	MAJOR OPERATING DATA

	Amount completed in September 2021	Amount completed in September 2020	Year-on- year increase	Total amount completed from January to September in 2021	Total amount completed from January to September in 2020	Year-on- year increase

Passenger Transportation Data ASK (available seat- kilometres) (millions)	12,977.83	15,880.51	-18.28%	124,244.88	106,529.39	16.63%
— Domestic routes	12,636.37	15,446.60	-18.19%	120,648.82	90,487.16	33.33%
— International routes	284.18	402.10	-29.33%	3,051.72	15,290.79	-80.04%
— Regional routes	57.28	31.81	80.07%	544.34	751.44	-27.56%

RPK (revenue passenger- kilometres) (millions)	8,408.14	12,211.03	-31.14%	86,493.30	74,529.61	16.05%
— Domestic routes	8,209.76	12,008.13	-31.63%	84,865.70	64,005.57	32.59%
— International routes	168.42	193.32	-12.88%	1,322.93	10,125.92	-86.94%
— Regional routes	29.95	9.58	212.63%	304.67	398.13	-23.47%

Number of passengers carried (thousands)	6,130.21	9,001.32	-31.90%	62,807.07	50,600.59	24.12%
— Domestic routes	6,088.03	8,963.99	-32.08%	62,402.48	48,127.80	29.66%
— International routes	21.47	29.06	-26.12%	201.56	2,164.94	-90.69%
— Regional routes	20.71	8.28	150.12%	203.03	307.86	-34.05%

Passenger load factor (%)	64.79	76.89	-12.10pts	69.62	69.96	-0.34pts
— Domestic routes	64.97	77.74	-12.77pts	70.34	70.73	-0.39pts
— International routes	59.27	48.08	11.19pts	43.35	66.22	-22.87pts
— Regional routes	52.29	30.12	22.17pts	55.97	52.98	2.99pts

Freight Transportation Data AFTK (available freight tonne-kilometres) (millions)	577.12	574.33	0.49%	6,782.10	4,709.12	44.02%
— Domestic routes	217.78	330.54	-34.11%	2,401.31	1,686.35	42.40%
— International routes	355.46	241.66	47.09%	4,344.34	2,988.38	45.37%
— Regional routes	3.88	2.13	82.16%	36.44	34.39	5.96%

	Amount completed in September 2021	Amount completed in September 2020	Year-on- year increase	Total amount completed from January to September in 2021	Total amount completed from January to September in 2020	Year-on- year increase

RFTK (revenue freight tonne- kilometres) (millions)	237.97	177.59	34.00%	2,488.20	1,510.33	64.75%
— Domestic routes	77.80	87.94	-11.53%	630.70	521.02	21.05%
— International routes	159.17	88.93	78.98%	1,849.90	981.66	88.45%
— Regional routes	1.01	0.72	40.28%	7.60	7.64	-0.52%

Weight of freight carried (million kg)	74.70	71.98	3.78%	665.35	483.98	37.47%
— Domestic routes	52.97	60.94	-13.08%	433.28	362.93	19.38%
— International routes	20.71	10.33	100.48%	224.41	113.90	97.02%
— Regional routes	1.02	0.70	45.71%	7.66	7.15	7.13%

Freight load factor (%)	41.23	30.92	10.31pts	36.69	32.07	4.62pts
— Domestic routes	35.72	26.60	9.12pts	26.26	30.90	-4.64pts
— International routes	44.78	36.80	7.98pts	42.58	32.85	9.73pts
— Regional routes	25.88	33.97	-8.09pts	20.84	22.21	-1.37pts

Consolidated Data ATK (available tonne-kilometres) (millions)	1,745.13	2,003.57	-12.90%	17,964.14	14,296.76	25.65%
— Domestic routes	1,355.06	1,720.74	-21.25%	13,259.71	9,830.20	34.89%
— International routes	381.03	277.85	37.14%	4,619.00	4,364.55	5.83%
— Regional routes	9.04	4.99	81.16%	85.44	102.02	-16.25%

RTK (revenue tonne- kilometres) (millions)	990.50	1,270.11	-22.01%	10,148.57	8,085.41	25.52%
— Domestic routes	812.68	1,162.45	-30.09%	8,146.90	6,178.51	31.86%
— International routes	174.15	106.08	64.17%	1,967.34	1,864.41	5.52%
— Regional routes	3.67	1.58	132.28%	34.33	42.49	-19.20%

Overall load factor (%)	56.76	63.39	-6.63pts	56.49	56.55	-0.06pts
— Domestic routes	59.97	67.56	-7.59pts	61.44	62.85	-1.41pts
— International routes	45.70	38.18	7.52pts	42.59	42.72	-0.13pts
— Regional routes	40.64	31.61	9.03pts	40.18	41.65	-1.47pts

Note:	Freight transportation data only contained data of passenger aircraft bellyhold space and Passenger-to-Cargo Conversion. The table does not contain data of the fleet of all-cargo aircraft.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilisation of the information above.

The COVID-19 pandemic still has a significant impact on the air transportation business of the Company, while the time span and severity of which has great uncertainty. Investors are reminded of the risks thereof.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
15 October 2021

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non- executive Director) and Jiang Jiang (Employee Representative Director).